Philips appoints Deborah DiSanzo as new CEO of the Healthcare sector and member of its Executive Committee

April 11, 2012

Current CEO Steve Rusckowski to leave the company

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced the appointment of Deborah DiSanzo as Chief Executive Officer of Philips Healthcare and member of its Executive Committee, with effect from May 1, 2012. Mrs. DiSanzo will succeed Steve Rusckowski, who will leave the company per April 30, 2012.

“I’m happy that with Deborah DiSanzo we have found a strong leader for Healthcare within our own organization,” said Frans van Houten, Chief Executive Officer of Philips. “Deborah has a proven track record within the healthcare industry and has grown the Patient Care and Clinical Informatics (PCCI) business to become the global market leader in patient monitoring.”

“At the same time I thank Steve for his long-term contribution to Philips,” Van Houten continued. “During his leadership of our Healthcare sector, Philips strengthened its position in the industry in growth geographies and through targeted acquisitions such as in Home Healthcare. Steve has been a great supporter and I regret to see him go. I wish him all the best in his new role.”

”I look very much forward to become a member of the Philips Executive Committee and CEO of Philips Healthcare,” said Mrs. DiSanzo. “We have a strong foundation and are well positioned to grasp growth opportunities for Philips Healthcare in all phases of the care cycle, driven by our strong and meaningful innovation.”

“After more than ten years with Philips, I am ready to take on a new challenge in the healthcare industry,” said Steve Rusckowski, Chief Executive Officer of Philips Healthcare. “I’m proud of all the people within the Healthcare sector that grew our business into one of the leading medical device players. I am pleased that Deborah DiSanzo is succeeding me and I’m confident that Philips Healthcare under her leadership will further strengthen its position.’’

Mrs. DiSanzo, born in 1960 in the United States, joined Philips in 2001 when Philips acquired Agilent’s Healthcare Solutions Group. She became General Manager of Patient Monitoring in June 2006 and CEO of Healthcare Informatics and Patient Monitoring in June 2008. In April 2010, Deborah DiSanzo became CEO of Patient Care and Clinical Informatics (PCCI).

Mr. Rusckowski, born in 1957 in the United States, joined Philips in 2001 when Philips acquired Agilent’s Healthcare Solutions Group. In November 2006, he became Chief Executive Officer of Philips Healthcare.

For further information, please contact:

Steve Klink
Corporate Communications
Tel: +31 20 5977 415
E-mail: steve.klink@philips.com

Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.